*PB 3/10/15

15046546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 194

| SEC FILE NUMBER |
|---|
| 8-67578 |

**FACING PAGE**
**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KKR Capital Markets LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**9 West 57th Street**
(No. and street)

| **New York** | **NY** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**John Knox** **(212) 659-2022**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **30 Rockefeller Plaza** | **New York** | **NY** | **10112** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# KKR CAPITAL MARKETS LLC

## TABLE OF CONTENTS

**This report** contains (check all applicable boxes):** **Page**


| | | | |
|---|---|---|---|
| [x] | | Report of Independent Registered Public Accounting Firm | |
| [x] | (a) | Facing Page | |
| [x] | (b) | Statement of Financial Condition | 3 |
| [x] | (c) | Statement of Income | 4 |
| [x] | (d) | Statement of Cash Flows | 5 |
| [x] | (e) | Statement of Changes in Member's Capital | 6 |
| [ ] | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable) | |
| [x] | | Notes to Financial Statements | 7-14 |
| [x] | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 | 15 |
| [x] | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 | 16 |
| [x] | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 | 16 |
| [ ] | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for the Determination of the Reserve Requirements of Rule 15c3-3 (Not Required) | |
| [ ] | (k) | A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable) | |
| [x] | (l) | An Oath or Affirmation | |
| [ ] | (m) | A Copy of the SIPC Supplemental Report (Filed Separately) | |
| [ ] | (n) | A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (Filed Separately) | |


*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to KKR Capital Markets LLC for the year ended December 31, 2014 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 27 2015

Signature — Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

On this 27 th day of February 2015

Laura Jo Snyder

LAURA JO SNYDER
Notary Public - State of New York
No. 01SN6098730
Qualified in Kings County
My Commission Expires Sep. 22, 20 15

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

# STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2014 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KKR Capital Markets LLC

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of KKR Capital Markets LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

# KKR CAPITAL MARKETS LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 49,498,181 |
| Investment, at fair value | | 17,000,000 |
| Syndication fees receivable (net of allowance for doubtful accounts of $1,289,673) | | 4,280,188 |
| Prepaid expenses and other assets | | 1,090,828 |
| Due from clearing broker | | 503,466 |
| Furniture, equipment and tenant improvements, at cost (net of accumulated depreciation and amortization of $745,445) | | 1,848,759 |
| **TOTAL ASSETS** | $ | 74,221,422 |
| **LIABILITIES AND MEMBER'S CAPITAL** | | |
| Income tax payable | $ | 1,440,000 |
| Accounts payable and accrued expenses | | 696,946 |
| Due to affiliate | | 129,265 |
| Total liabilities | | 2,266,211 |
| Commitments and contingencies (see Note 3) | | |
| Member's capital | | 71,955,211 |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | $ | 74,221,422 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets. The Company may also provide similar services to third party entities.

## 2. Summary of Significant Accounting Policies

**Basis of presentation**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. These estimates include the allocated syndicate deal expense to be offset against outstanding Syndication fees receivable for certain underwritings. Actual results could differ materially from these estimates.

**Investment banking revenue**
Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses and net of allowance for doubtful accounts.

**Cash and cash equivalents**
The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by three financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $3,700,580; are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

**Investment, at fair value**
The Company's investment consists of a time deposit with an original maturity of 357 days and is classified as a Level 2 asset in the fair value hierarchy. This time deposit is held with a single financial institution and is subject to the credit risk of this financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to this balance.

**Financial instruments not measured at fair value**
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, Due from clearing broker, Accounts payable and accrued expenses, and Due to affiliate.

**Due from clearing broker**
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has entered into a Proprietary Accounts of Brokers agreement with its clearing broker that allows the Company to include such deposits as allowable assets in its net capital computation.

**Furniture, equipment and tenant improvements**
Furniture, equipment and tenant improvements are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of furniture, equipment and tenant improvements when events and circumstances suggest that such assets may be impaired.

The balances of Furniture, equipment and tenant improvements, by major class of depreciable and amortizable assets, at December 31, 2014 are as follows:

| | |
|---|---|
| Furniture and equipment | $ 776,017 |
| Tenant improvements | 1,818,187 |
| Furniture, equipment and tenant improvements | 2,594,204 |
| Less: Accumulated depreciation and amortization | (745,445) |
| Furniture, equipment and tenant improvements, net | $ 1,848,759 |

**Income tax**
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2014, these differences were immaterial.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2014 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2011 through 2013.

**Related party and affiliate transactions**
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 1, 2013 the Company entered into a services agreement with the Parent (the "Services Agreement"). The Services Agreement stipulates that the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. The net amount payable due to the Parent is $129,265 as of December 31, 2014 and is included in Due to affiliate in the accompanying Statement of Financial Condition.

During 2014, the Company and a lending affiliate collectively entered into financing commitments for certain loans resulting in the Company earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings effected by the Company.

During 2014, the Company and a related party entered into various fee sharing arrangements for services rendered in connection with the arrangement of certain credit facilities and bonds.

The Company is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan.

Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 4, "Profit Sharing Plans" and Note 5, "Equity-Based Compensation" for further discussion on noncash compensation.

## 3. Commitments and Contingencies

**Leases**
The Company pays KKR for the Company's pro rata share of square feet utilized under KKR's omnibus lease for office space.

KKR has guaranteed the obligation of the Company in connection with the Company's allocable portion of the lease agreement. The lease has provisions for escalation based upon the assessed valuation of the property and future collective bargaining agreements entered into by the lessor and certain of its employees.

**Indemnifications**
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2014, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2014, the Company has not recorded any contingent liability in the financial statements for this indemnification.

## 4. Profit Sharing Plans

The Parent is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $20,000 per employee per annum.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Parent, who provide services to the Company, a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate currently allocates approximately 40% of the carry it receives from these funds and vehicles to its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the Company. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

## 5. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Units are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

**KKR Holdings Units**
Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and transfer restrictions, and allow for the ability to exchange the Holding Units into units of its publicly traded affiliate, KKR & Co., L.P. (the "Common Units"), on a one-for-one basis. Except for any Holdings Units that were deemed fully

vested on the date of grant, Holdings Units are subject to service based vesting over a period of up to five years. Transfer restriction periods, if applicable, will last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold at least 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Common Units on the grant date. The grant date fair value of unvested Holdings Units is discounted for the lack of participation rights in the expected distributions on such Holdings Units, which ranges from 8% to 57%, depending on the vesting period for the Holdings Unit, multiplied by the number of unvested Holdings Units on the grant date. Additionally, the calculation of compensation expense associated with unvested Holdings Units assumes a forfeiture rate of up to 8% annually based upon expected turnover by employee class. As of December 31, 2014, there was $0.13 million of estimated unrecognized compensation expense related to these unvested Holdings Units. That cost, subject to revised allocation amounts in future periods, is expected to be fully recognized by 2016.

**Restricted Equity Units**

Grants of restricted equity units in KKR Holdings ("REU's") have been made to professionals, support staff and other personnel of the Company. The vesting of REU's occurs in installments up to five years from the date of grant. Holders of unvested REU's participate in distributions received by KKR Holdings during this vesting period. As of December 31, 2014 there was no unrecognized compensation expense related to REU's.

**Public Equity Units**

Under the KKR & Co., L.P. 2010 Equity Incentive Plan, KKR granted awards to employees of the Parent, who provide services to the Company, that relate to Common Units which vest over a period of up to five years from the date of grant. Compensation expense on these awards is calculated based on the fair value of Common Units on the grant date. The grant date fair value of unvested Common Units is discounted for the lack of participation rights in the expected distributions on such Common Units, which ranges from 8% to 57%, depending on the vesting period for the awards, multiplied by the number of unvested Common Units on the grant date. Additionally, the calculation of compensation expense by the Company, associated with unvested Common Units assumes a forfeiture rate of up to 8% annually based upon expected turnover by employee class.

As of December 31, 2014, there was approximately $4.29 million of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company. That cost is expected to be fully recognized by 2017.

### 6. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2014 the Company had net capital of $64,580,001 which exceeded the required net capital of $250,000 by $64,330,001.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

In July 2013, the U.S. Securities and Exchange Commission ( "SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules. The adoption of the amendments did not have a material impact on the Company or its financial statements.

### 7. Subsequent Events

The Statement of Financial Condition was approved by management and available for issuance on February 27, 2015. Subsequent events have been evaluated through this date.

* * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
KKR Capital Markets LLC
9 West 57th Street
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by KKR Capital Markets LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2015

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067578 FINRA DEC
KKR CAPITAL MARKETS LLC 6*6
9 W 57TH ST STE 4160
NEW YORK NY 10019-2701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Knox 212-659-2022

**WORKING COPY**

2. A. General Assessment (item 2e from page 2) $ 298,808

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 103,642 )
7/29/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 195,166

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 195,166

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 195,166

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KKR Capital Markets LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of Feb., 2015.

FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

**Item No.** | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $119,089,032

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 434,005

(7) Net loss from securities in investment accounts. ______

Total additions — 434,005

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $119,523,037

2e. General Assessment @ .0025 — $298,808

(to page 1, line 2.A.)

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KKR Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KKR Capital Markets LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k) (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2015

# Exemption Report

KKR Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) and 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) and 17 C.F.R. 240.15c3-3 (k)(2)(ii) throughout the period from June 1, 2014 through December 31,2014 without exception.

KKR Capital Markets LLC

I, John Knox, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: John Knox

Title: Financial and Operations Principal

February 27, 2015